Jody M. Walker
                            Attorney At Law
                        7841 South Garfield Way
                          Centennial, CO 80122
303-850-7637 telephone  jmwalker85@earthlink.net 303-482-2731 facsimile

March 11, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: China Stationery & Office Supply, Inc.
    Preliminary Information Statement on Schedule 14C
    Filed February 18, 2011
    File No. 000-49819
    Current Report on Form 8-K
    Filed January 25, 2011
    File No. 000-49819


Gentlemen:

Please be advised that the registrant intends to:

1. file a substantive amendment to Schedule 14C containing the required financial statements; and

2.  timely comply with reporting requirements relating to Form
8-K, including providing the necessary Form 10 information, historical financial statements of Global Arena Holding
Subsidiary Corp., and the required pro forma financial information.

Thank you for your time and consideration in this matter. Please do not hesitate to contact me if you have any questions regarding the above.

Very truly yours,


/s/Jody M. Walker
--------------------------
Jody M. Walker
Attorney At Law